SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Securities and Exchange Commission dated November 4, 2010 regarding documentation of the General Ordinary and Extraordinary General Shareholders’ Meetings summoned for November 30, 2010

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, November 4, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary General Shareholders’ Meetings summoned for November 30, 2010

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meetings summoned by the Board of Directors of the Company, at its meeting Nº 265 held on October 26, 2010.

We hereby attach:

a)	The Notice of Summons for the Shareholders’ Meetings.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meetings.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF EXTRAORDINARY SHAREHOLDERS GENERAL MEETING

The shareholders are summoned to an Extraordinary General Shareholders’ Meeting to be held on November 30, 2010, at 10:00 a.m. at first call, at the corporate offices of the Company at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes.

2)	Amendment of Article Ten of the Corporate Bylaws, so as to: (i) increase the maximum number of members of the Board of Directors from nine to eleven; (ii) increase the term of office of the directors to three fiscal years; (iii) eliminate the option to elect two Vice-Chairmen; and (iv) clarify that, if there is any tie in a vote at a Board of Directors’ meeting, where the Vice-Chairman replaces the Chairman, the Vice-Chairman shall NOT have the Chairman’s power to cast two votes. Appointment of the persons charged with applying for approval and registration of the amendment to the Bylaws.

THE BOARD OF DIRECTORS.

Note 1: To attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share ownership certificates issued for such purpose by Caja de Valores S.A., no later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificates is November 24, 2010, at 5 p.m.

Note 2: The Board of Directors’ proposals on the matters to be considered at the Shareholders’ Meeting will be available from November 10, 2010, at Telecom Argentina’s web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the place and time indicated in Note 1 above.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the Comisión Nacional de Valores (“CNV”), at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document in the case of individuals or registration particulars in the case of legal entities, indicating Register, jurisdiction and domicile, specifying type. The same information shall be provided by the person attending the Meeting as a representative of shareholder.

Note 4: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to issue a divergent vote.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Book of Attendance.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO

BE DISCUSSED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING.

The Board of Directors unanimously resolved to submit the following proposals to the Shareholders in connection with the agenda to be considered at the Extraordinary General Shareholders’ Meeting to be held on November 30, 2010 at 10 a.m.:

First Item: Proposal for the Chairman to elect two shareholders (or their representatives) to approve and sign the minutes of the Shareholders’ Meetings.

Second Item: Proposal to approve the amendment of Article Ten of the Company’s Bylaws, as suggested, and to empower one or more attorneys-in-fact of the Company to take all the steps necessary for the approval and registration of such amendment, and to accept or deny any observation made by the applicable controlling authorities.

Telecom Argentina´s Board of Directors Proposal to approve the amendment of Article Ten of the Company’s Bylaws to be discussed at the Extraordinary Shareholders´ Meeting to be held on November 30, 2010, at 10:00 a.m. at first call

CURRENT TEXT	SUGGESTED AMENDMENT
“Section 10: The company is managed and administered by a Board of Directors consisting of such number of members as determined at the shareholders’ meeting, which must be no less than three and no more than nine. Such members hold office for the term of one fiscal year. At the shareholders’ meeting, the shareholders must designate the same or a lesser number of alternate members for the same term in order to fill any vacant member position which may arise, following the order or method indicated at the meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall designate a Chairman and shall also designate one or two Vice-Chairmen. The Vice-Chairman shall replace the Chairman in case of the latter’s absence or inability to act as such. In the case that there are two Vice-Chairmen, each of them shall replace the Chairman in an alternating manner during the calendar year, in accordance with the proceeding indicated below. For such purpose, the Board of Directors, at its first meeting, shall designate, by lot, the Vice-Chairman who will replace the Chairman in the case of the Chairman’s absence or inability to serve during the first half of the year and the Vice-Chairman that will replace him during the second half of the year. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than twelve-calendar days’ notice to deal with ordinary matters and upon no less than three-calendar days’ notice for urgent matters. For such purpose, the Chairman, or Vice-Chairman replacing him, shall give notice to members of the Board at their special domiciles by certified mail, acknowledgment of receipt requested, or by	“Section 10: The company is managed and administered by a Board of Directors consisting of such number of members as determined at the shareholders’ meeting, which must be no less than three and no more than eleven. Such members hold office for the term of three fiscal years. At the shareholders’ meeting, the shareholders must designate the same or a lesser number of alternate members for the same term in order to fill any vacant member position which may arise, following the order or method indicated at the meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall designate a Chairman and a Vice-Chairman. The Vice-Chairman shall replace the Chairman in case of the latter’s absence or inability to act as such. ~~In the case that there are two Vice-Chairmen, each of them shall replace the Chairman in an alternating manner during the calendar year, in accordance with the proceeding indicated below. For such purpose, the Board of Directors, at its first meeting, shall designate, by lot, the Vice-Chairman who will replace the Chairman in the case of the Chairman’s absence or inability to serve during the first half of the year and the Vice-Chairman that will replace him during the second half of the year.~~ Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than twelve-calendar days’ notice to deal with ordinary matters and upon no less than three-calendar days’ notice for urgent matters. For such purpose, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to members of the Board at their special domiciles by certified mail, acknowledgment of receipt requested, or by

CURRENT TEXT	SUGGESTED AMENDMENT
any other effective means, including by telex. Such notice must state the date, time and place of the meeting as well as the agenda thereof. Prior notice for such meetings shall not be necessary if all of the members of the Board of Directors are present. The Board of Directors can only hold a meeting if a majority of its members, who shall constitute a quorum, are in attendance and may pass resolutions by a plurality vote of those members present. In case of a tie vote, the Chairman shall have two votes. The Board of Directors may also hold meetings with its members attending via video or teleconference, in which case both physical and remote attendance shall be considered for the purpose of establishing a quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the supervisory committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those made by remote attendees and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Under the terms of section 270 of Law 19,550, the Board of Directors may designate the General Manager (CEO) as well as special managers (special executive officers) who are not required to be Company Directors”.	any other effective means, including by telex. Such notice must state the date, time and place of the meeting as well as the agenda thereof. Prior notice for such meetings shall not be necessary if all of the members of the Board of Directors are present. The Board of Directors can only hold a meeting if a majority of its members, who shall constitute a quorum, are in attendance and may pass resolutions by a plurality vote of those members present. In case of a tie vote, the Chairman shall have two votes. If there is a tie in a vote at a meeting of the Board of Directors, where the Vice-Chairman replaces the Chairman, the Vice-Chairman shall not have two votes. The Board of Directors may also hold meetings with its members attending via video or teleconference, in which case both physical and remote attendance shall be considered for the purpose of establishing a quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the supervisory committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those made by remote attendees and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Under the terms of section 270 of Law 19,550, the Board of Directors may designate the General Manager (CEO) as well as special managers (special executive officers) who are not required to be Company Directors”.

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY SHAREHOLDERS MEETING

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on November 30, 2010, at 3:00 p.m. at first call, at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes.

2)	Consideration of the Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of this Shareholders´ Meeting.

3)	Determination of the number of directors and alternate directors who will serve from the date of this Shareholders’ Meeting for three fiscal years. Election of such Directors.

4)	Determination of the number of members and alternate members of the Supervisory Committee who will serve from the date of this Shareholders’ Meeting to the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2010. Election of such members of the Supervisory Committee.

5)	Rectification of the non-approval of Gerardo Werthein’s performance during the nineteenth fiscal year.

THE BOARD OF DIRECTORS

Note 1: To attend the Shareholders’ Meeting, shareholders are required to deposit the book-entry share ownership certificates issued for such purpose by Caja de Valores S.A., no later than three business days prior to the specified date, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3:00 p.m. to 5:00 p.m. The deadline to submit the share certificates is November 24, 2010, at 5:00 p.m.

Note 2: The Board of Directors’ proposals on the matters to be considered at the Shareholders’ Meeting will be available from November 10, 2010, at Telecom Argentina’s web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the place and time indicated in Note 1 above.

Note 3: Pursuant to the provisions of CNV General Resolution No. 465/2004, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document in the case of individuals or registration particulars in the case of legal entities, indicating Register, jurisdiction and domicile, specifying type. The same information shall be provided by the person attending the Meeting in the name of and on behalf of the shareholder.

Note 4: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to issue a divergent vote.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Book of Attendance.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO

BE DISCUSSED AT THE ORDINARY SHAREHOLDERS’ MEETING.

The Board of Directors unanimously resolved to submit the following proposals to the Shareholders in connection with the business to be dealt with at the General Ordinary Shareholders’ Meeting to be held on November 30, 2010 at 3 p.m.:

First Item: Proposal for the Chairman to elect two shareholders (or their representatives) to approve and sign the minutes of the Shareholders’ Meeting.

Second Item: The Shareholders’ Meeting shall review the performance of the members of the Board of Directors and the Supervisory Committee who served from April 29, 2008 until the date of this General Ordinary Shareholders’ Meeting.

Third Item: The Board of Directors abstains from submitting a proposal in connection with the number of Directors and the persons to be appointed as directors and alternate directors. Shareholders are reminded that all shareholders who propose candidates to serve on the Board of Directors must inform the Shareholders’ Meeting if they qualify as “independent” or “non-independent”. The Board of Directors reminds the shareholders that, in order to appoint the members of the Audit Committee, no less than three directors qualifying as “independent” under Rule 10 A-3 of the Securities & Exchange Commission must be appointed, two of whom must also qualify as “independent” under the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores). Furthermore, one or more alternate members qualifying as “independent” under both SEC and CNV rules mentioned above must be appointed for the potential replacement of any member of the Audit Committee.

Fourth Item: This Board refrains from making a proposal in connection with the number of members of the Supervisory Committee and the persons to be appointed as members and alternate members of such Supervisory Committee. All shareholders recommending candidates for members of the Supervisory Committee are reminded that they must inform the Shareholders’ Meeting if they qualify as “independent” or “non-independent”.

Fifth Item: The Shareholders’ Meeting shall consider whether or not to rectify the resolution adopted at the Shareholders’ Meeting held on April 29, 2008 whereas duties carried out by Mr. Gerardo Werthein as director and Vice President of Telecom Argentina S.A. during the nineteenth year were not approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 4, 2010	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors